FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: November 28, 2011

Dragon Jade International Limited
(Exact name of registrant as specified in its charter

1503, The Phoenix, 21-25 Luard Road, Hong Kong, SAR, China (Address of Principal Executive Offices)
Registrant's telephone number, including area code: 011-852-2527-8368

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  form is  also  thereby  furnishing  the  information  to the Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of 1934                      Yes ☐                             No ☒
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEW YORK, NY, Nov 28 2011 (MARKETWIRE via COMTEX) – Dragon Jade International Limited (the "Company" and ticker is “DGJI”) announces Miss Kou Yue Ivory ("Ivory") has tendered her resignation to the Board of Directors (the "Board") to resign from the position of Chief Financial Officer (“CFO”) of the Company. After careful consideration, the Board has decided to accept Ivory’s resignation effective December 28, 2011.

Ivory is resigning as Chief Financial Officer of the Company to pursue her personal development elsewhere. Ivory has confirmed that she does not have any disagreement with the Board and there are no other matters related to her resignation that need to be brought to the attention of the shareholders of DGJI or the United States Securities and Exchange Commission.

Ivory joined the Company in August, 2008 as CFO and was in charge of the Company's finance and accounting.

The Board would like to take this opportunity to express its deepest appreciation and gratitude to Ivory for her contributions to the Company.

Sonny Hung, DGJI’s Director and Company Secretary will take up her position as the Company’s CFO effective December 28, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dragon Jade International Limited
November 28, 2011	By: /s/Wong Ka Ming
Its: President